June 4, 2008

BY FACSIMILE AND EDGAR

Mr. John Cash

Accounting Branch Chief

Mail Stop 7010

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Re: The Valspar Corporation Form 10-K for the fiscal year ended October 26, 2007 Filed December 21, 2007 File #1-3011

Dear Mr. Cash,

This letter responds on behalf of the Company to your comment letter to Lori A. Walker dated May 20, 2008 with respect to the filing listed above. Included below are your comments and the corresponding responses supplied by the Company:

Form 10-K for the fiscal year ended October 26, 2007

Item 7. MD&A – Operations 2007 vs. 2006, page 14

1.

We have reviewed your response to our prior comment one. It does not appear to us that paragraph 45 of SFAS 144 indicates that the classification of gains or losses recognized on the sales of long-lived assets should be based on whether the asset is identified as core or non-core. It appears to us that you should revise future filings to include the gain as a separate line item within income from operations in accordance with paragraph 45 of SFAS 144. In addition, it appears to us that you should revise MD&A in future filing to more specifically address the facts and circumstances surrounding such transactions, including the impact and potential impact on operating results.

Mr. John Cash

June 4, 2008

The Company understands the Staff’s position and in the future will include similar transactions in income from continuing operations with the recommended disclosures describing the transaction.

Regarding our sale of technology assets in the fourth quarter of FY 2007, we do not believe our income statement presentation was misleading, and because this transaction was not material we do not believe that presentation as a separate line item is necessary. The amount of the net after tax benefit was disclosed in Note 15, “Quarterly Results of Operations,” on page 44 of our Form 10-K for the fiscal year ended October 26, 2007. We will revise our MD&A disclosure in our 2008 10-K to include more details about the transaction such as “ . . . the sale for cash of certain intellectual property in foreign jurisdictions to a former licensee, which concluded the licensing relationship with the buyer and had a net after tax benefit to the Company of $10.2 million.”

2.	We have reviewed your response to our prior comment three and have the following additional comments:
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Given that it appears that the minority shares of Huarun Paints are not within the scope of paragraph 9 of FAS 150 or EITF 00-4, please revise future filings to not describe them as “mandatorily redeemable shares.”

The Company will change the description of the puts and calls related to the Huarun minority shares to “Huarun Redeemable Stock” in future filings.

•

We note your belief that it is likely that the minority shares will be acquired. Please clarify for us if you are following the guidance in paragraph 16a or 16b of EITF Topic D-98. If you are following paragraph 16a, please tell us your basis in GAAP for projecting Huarun’s adjusted earnings and tell us how you considered the guidance in SFAS 128. If you are following paragraph 16b, please tell us how you determined it is appropriate to project Huarun’s adjusted earnings.

The Company’s accounting policy is to record the redeemable minority interest at estimated redemption value in each reporting period in accordance with paragraph 16b. We have estimated the value of the puts and calls related to the Huarun minority shares based on the formula in the purchase agreement (i.e., based on a multiple of adjusted EBIT), updated actual results and updated forecasts for future periods, and we record the change in redemption value over the fiscal year.

Mr. John Cash

June 4, 2008

•

Please tell us how you considered paragraph 19 of EITF Topic D-98 in determining your earnings per share presentation. In this regard, please clarify for us if you believe the redemption is akin to fair value in the past.

The formula used to determine the redemption value is based on a fixed multiple of adjusted EBIT and therefore may not be equal to fair value. As noted above, the Company has used the applicable formula to estimate the redemption value. The difference between the redemption value determined by the formula and the minority interest has been reflected as a reduction to earnings available to common shareholders and a charge to equity.

•

Please be advised that to the extent you acquire the minority shares upon exercise of a put or call option, it does not appear to us that it would be appropriate to reverse the accruals for the redemption value through net income available to common shareholders.

In our report on Form 10-Q for the quarter ended April 25, 2008, which has been filed on the date of this letter, we have deleted the language that we included in previous filings, to the effect that a reversal of the accruals through net income would be appropriate following the future exercise of a put or call. Upon any future redemption of the Huarun minority shares, we will review and follow the applicable accounting standards.

•

Given that the deferred liability for the excess cash due to Huarun was included as part of the purchase price for the acquisition, it remains unclear to us why it represents a financing inflow in FY 2006 and a financing outflow in FY 2007 based on the provisions of SFAS 95.

In our initial response, we stated that “the deferred liability for excess cash was included as part of the purchase price of the acquisition in the calculation of goodwill.” To clarify, the excess cash was not included as part of the purchase price in “Acquired businesses, net of cash” in the statement of cash flows. However, the assumed liability and related cash were included in the opening balance sheet with no impact to recorded goodwill. In the cash flow statement for the 2006 period, the cash was treated as provided by financing activities, as we had consolidated the cash on our balance sheet, but we also booked an offsetting liability. We believe that the accounting transactions are similar to a loan and are most similar to the guidance for “Cash Flows from Financing Activities” in paragraphs 18-20 of SFAS 95. In 2007 and future periods, we have treated and will continue to treat the payments of the excess cash to Huarun minority shareholders as we would treat repayments of a loan.

Mr. John Cash

June 4, 2008

Thank you for your comments, and we look forward to discussing our responses with you. At this point in the process, we would like to suggest a conference call between Staff and Company representatives to discuss any remaining questions and comments. If you believe that would be useful, please contact me, and we can arrange it.

Sincerely,

/s/ Lori A. Walker

Lori A. Walker

cc:	Julie Kunkel, Partner, Ernst & Young LLP
Martin Rosenbaum, Partner, Maslon Edelman Borman & Brand LLP